[redacted]

14049518

9D 3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 10 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tuohy Brothers Investment Research, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Madison Avenue, 10th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander J. Tuohy 212-605-0450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael R. Sullivan & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

1140 Franklin Avenue (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP 3/27/14

OATH OR AFFIRMATION

I, Alexander J. Tuohy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tuohy Brothers Investment Research, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FARRAH DUPLESSIS
Notary Public, State of New York
No. 01DU6176848
Qualified in Kings County
Commission Expires Nov. 05, 2015

Notary Public

Signature

COO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent auditors' reports on internal control & applying agreed-upon procedures.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TUOHY BROTHERS INVESTMENT RESEARCH, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION
CONFIDENTIAL PER SEC RULE 17A-5(E)(3)

FOR THE YEAR ENDED DECEMBER 31, 2013

TUOHY BROTHERS INVESTMENT RESEARCH, INC.
December 31, 2013

Table of Contents

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Tuohy Brothers Investment Research, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Tuohy Brothers Investment Research, Inc. (the "Company") as of December 31, 2013, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tuohy Brothers Investment Research, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our Audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2014

Tuohy Brothers Investment Research, Inc.
Statement of Financial Condition
As of December 31, 2013

ASSETS

Current Assets		
Cash	$	60,863
Commissions receivable		7,813
Due from brokers		628,992
Offering Receivable		190,000
Prepaid expenses		13,772
Total Current Assets		901,440
Other Assets		
Other current receivables		1,518
Security deposit		14,425
Total Assets	$	917,383

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	218,236
Stockholders' Equity		
Common stock		150,000
Additional paid in capital		471,006
Retained earnings		78,141
Total Stockholders' Equity		699,147
Total Liabilities and Stockholders' Equity	$	917,383

See accompanying notes to financial statements.

Tuohy Brothers Investment Research, Inc.
Statement of Income
For the Year Ended December 31, 2013

Revenues:		
Commissions	$	1,789,348
Private Placement Income		517,280
Interest income		7,342
Other Income (Loss)		(2,086)
Total revenues		2,311,884
Expenses:		
Employee compensation and payroll taxes		1,612,532
Commission and clearance		93,501
Data services		90,476
Rent		141,487
Travel and entertainment		77,122
Insurance		50,358
Office expense		19,556
Professional fees		82,305
Dues and subscriptions		27,206
SIPC		5,550
Miscellaneous		17,940
Contributions		350
Total expenses		2,218,383
Income before income taxes		
Income taxes		17,710
Net income	$	75,791

See accompanying notes to financial statements.

Tuohy Brothers Investment Research, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2013

	Common Stock	Retained Earnings	Additional Paid in Capital	Total Stockholders' Equity
Balance, January 1, 2013	$ 150,000	$ 140,183	$ 500,000	$ 790,183
Distributions to stockholders		(137,832)		(137,832)
Withdrawal of Additional paid in capital			(28,994)	(28,994)
Net income		75,790		75,790
Balance, December 31, 2013	$ 150,000	$ 78,141	$ 471,006	$ 699,147

See accompanying notes to financial statements.

Tuohy Brothers Investment Research, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	75,791
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (Decrease) in Cash Flows as a result of changes in asset and liability account balances:		
Commissions receivable		139,253
Due from brokers		(10,815)
Prepaid expenses		(4,558)
Other receivables		(1,518)
Accounts payable and accrued expenses		20,260
NET CASH (USED) BY OPERATING ACTIVITIES		142,622
CASH FLOWS FROM INVESTING ACTIVITIES:		
Change in Additional Paid in Capital		(28,994)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to stockholders		(137,832)
NET INCREASE IN CASH		51,587
Cash at January 1, 2013		9,276
Cash at December 31, 2013	$	60,863

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	21,030

See accompanying notes to financial statements.

TUOHY BROTHERS INVESTMENT RESEARCH, INC.
Notes to Financial Statements
December 31, 2013

Note 1 - Organization and Nature of Business

Tuohy Brothers Investment Research, Inc. (the "Company"), formerly Links Edge, Inc., was organized under the laws of the State of New York in October, 2004.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not clear securities transactions or carry customers' accounts on a fully disclosed basis. Accordingly, the Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Act of 1934 which requires the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The Company is exempt from the remaining provisions of that rule.

Note 2 - Summary of Significant Accounting Policies

Statement of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits with banks or financial institutions with original maturities of three months or less.

Income Taxes

The Company has elected to report taxable income as an "S" Corporation per the Internal Revenue Code and New York State tax law. Therefore, no provisions for federal or New York State taxes are made by the Company. The Company is a taxable entity in the City of New York. Members of an "S" Corporation are individually taxed on their pro-rata share of the Company's earnings. The Company has estimated its New York City tax liability as approximately $7,599.

Income Taxes (continued)

The Company's federal, state and local tax returns are subject to possible examination by the taxing authorities until expiration of the related statutes of limitations on those tax returns. In general, the federal and state income tax returns have a three year statute of limitations. The Company would recognize accrued interest and penalties associated with uncertain tax positions, if any, as part of the income tax provision.

Note 2 - Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Uninsured Cash Balances

Cash balances maintained with a bank are insured by the Federal Deposit Insurance Corporation (FDIC). The Company on occasion exceeds the insured balance amount during the year.

Commissions Receivable Credit Risk

Commissions receivable were substantially all collected subsequent to the date of the statement of financial condition.

Note 3 - Net Capital Requirement

As a registered broker-dealer and member of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that net capital, as defined, be at least the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule prohibits the Company from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater.

Note 3 - Net Capital Requirement (continued)

Net capital and aggregate indebtedness change from day to day, but at December 31, 2013, the Company had net capital of $ 472,938 which exceeded its requirement of $100,000 by $372,938. Aggregate indebtedness was $218,236. The Company's net capital ratio was 46% of aggregate indebtedness to net capital.

Note 4 - Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expenses are recorded on a settlement date basis. There are no material differences between settlement date and trade date.

Note 5 - Commitments

The Company leases office space on a month-to-to month basis. Terms of the lease stipulate that either the Company or its landlord must provide either party with two calendar months written notice of intention to terminate. Total lease expense for the year ended December 31, 2013 was approximately $141,000.

Note 6 - Financial Instruments with Off-balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for institutional and individual investors. The Company's transactions are collateralized and executed with, and on behalf of banks, broker/dealers, and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis. The Company's exposure to credit risk regarding non-performance of customers fulfilling contractual obligations pursuant to securities transactions may require the Company to liquidate collateral to satisfy the obligation.

Note 6- Financial Instruments with Off-balance Sheet Credit Risk (continued)

The agreement between the Company and its clearing broker obligates the Company to assume any exposure for customer nonperformance.

The Company addresses these risks by requiring customers to maintain margin collateral in order to comply with regulatory requirements and clearing broker internal guidelines.

The Company monitors customer activity from information it receives from its clearing broker daily, requiring customers to deposit additional collateral, or reduce positions accordingly.

Note 7 - Fair Value

Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. The adoption of ASC 820 had no effect on the Company's financial statements. ASC 820 accomplishes the following key objectives:

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Requires consideration of the Company's creditworthiness when valuing liabilities; and

Expands disclosures about instruments measured at fair value.

Note 7 - Fair Value (continued)

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities, and deferred revenue.

Note 8 - Recent Regulatory Development

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards

Note 8 - Recent Regulatory Development (continued)

with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody. In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.
Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the company or its financial statements.

Note 9 - Subsequent Events

These financial statements were approved by management and available for issuance on February 27, 2014. Subsequent events have been evaluated through this date.

Tuohy Brothers Investment Research, Inc.
Computation of Net Capital Pursuant to Uniform
Net Capital Rule 15c3-1
As of December 31, 2013

Net Capital:		
Stockholders Equity	$	699,147
Less: Non Allowable Assets		(219,716)
Haircut		(6,494)
Tentative Net Capital		472,937
Net Capital		472,937
Net Capital Minimum Requirement		100,000
Excess Net Capital	$	372,937

Computation of Minimum Net Capital

Aggregate Indebtedness	$	218,236
Multiply Aggregate Indebtedness by One-Fifteenth	$	14,549
Statutory Minimum	$	100,000
Greater of the Statutory Minimum or One-Fifteenth of Aggregate Indebtedness	$	100,000
Ratio of Aggregate Indebtedness to Net Capital		46.14%

Note: No material differences exist between this statement and the year-end FOCUS Report.

See independent auditors' report.

Tuohy Brothers Investment Research, Inc.
Statement Pursuant to SEC Rule 17a-5(d)(4)
As of December 31, 2013

Reconciliation with Company's Computation included in Part II of Form X-17A-5 as of December 31, 2012		
Net Capital, as Reported in Company's Part II (unaudited) FOCUS Report	$	472,938
Audit Adjustments		
Other Audit Adjustments		
Net Capital, as Audited	$	472,938

See independent auditors' report.

Tuohy Brothers Investment Research, Inc.
Information Relating to the Possession or
Control Requirements Under SEC Rule 15c3-3
December 31, 2013

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section k(2)(i) of the Rule.

A computation for determination of reserve requirements pursuant to Rule 15c3-3 required by Rule 17a-5(d)(3) and information relating to possession or control of securities as required by Rule 15c3-3 and Rule 17a-5(d)(3) of the SEC were both omitted as the Company does not clear securities transactions or carry customers accounts on a fully disclosed basis and thus qualified under the Section k(2)(i) exemption from the requirements of SEC Rule 15c3-3.

The Company was in compliance with the conditions of the exemptive provisions of SEC Rule 15c3-3 at December 31, 2013.

See independent auditors' report.

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Shareholder
Tuohy Brothers Investment Research, Inc.

In planning and performing our audit of the financial statements of Tuohy Brothers Investment Research, Inc. (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procures that accomplish the objectives referred to in the second paragraph of this report by the SEC to be adequate for its purposes in accordance with the Securities Exchange act of 1934 and related regulations, and that practices and procedures do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Ace to 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2014

Michael R. Sullivan & Company
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

1140 Franklin Avenue, Garden City, NY 11530 - 516-742-2324 - Fax: 516-742-0530

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Shareholder
Tuohy Brothers Investment Research, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Tuohy Brothers Investment Research, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.
The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries on the general ledger noting not differences;
2. Compared the amounts reported on the audited For X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared the adjustments reported in Form SIPC-7 with supporting schedules of amounts paid to the clearing broker and revenues, by quarter, noting not differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2014